Exhibit 99.2
27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China
www.Linktone.com
NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2009
Important Notice Regarding the Availability of Proxy Materials for the 2009 Annual General
Meeting of Shareholders to be Held on October 19, 2009
     This Notice is to inform you that the Linktone Ltd. 2009 Annual General Meeting of Shareholders is being held on October 19, 2009 and the proxy materials for such meeting are available on the Internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to JPMorgan Chase Bank, N.A., as depositary, or request a paper or email copy. The items to be voted on and location of the 2009 Annual General Meeting of Shareholders are also set out below.
     This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to JPMorgan Chase Bank, N.A., as depositary.
     The proxy statement and 2008 Annual Report on Form 20-F for the year ended December 31, 2008 are available at http://www.linktone.com/corporate_governance/AGM.jsp.
     If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

     NOTICE IS HEREBY GIVEN that the 2009 annual general meeting of shareholders of Linktone Ltd. (the “2009 Annual General Meeting of Shareholders”) will be held on October 19, 2009 at 10:00 a.m., Beijing time, at our offices located at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China, for the following purposes:
1.	To elect one Class II director to serve until the 2012 annual general meeting of shareholders or until his successor is elected and duly qualified.

2.	To ratify the appointment of Ernst & Young Hua Ming as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2009.

3.	To approve AS A SPECIAL RESOLUTION an amendment to our Amended and Restated Memorandum and Articles of Association to (i) remove the existing requirement that material transactions between our company and any holder of 5% or more of our share capital or any affiliate of our company be approved (x) by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$1 million, and (y) by holders of a majority of the shares held by our disinterested shareholders, in the case of transactions valued at or above US$10 million, and (ii) replace with the requirement that transactions between our company and any holder of 5% or more of our share capital or any affiliate of our company be approved by a majority of the disinterested directors of our board, in the case of transactions valued at or above US$5 million. (Please refer to the proxy statement for the proposed amendment language).

4.	To transact such other business as may properly come before the 2009 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the proxy statement. You may access the following proxy materials at http://www.linktone.com/corporate_governance /AGM.jsp:
1.	Proxy statement, and

2.	Annual Report on Form 20-F for the year ended December 31, 2008.
Holders of Ordinary Shares
     You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.
     If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Serena Shi at serena.shi@linktone.com or 86-10-6539-6802, or by making a request online at http://www.linktone.com/corporate_governance/AGM.jsp. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy.
Holders of American Depositary Shares
     JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan

Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS. JPMorgan Chase Bank, N.A. advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those ordinary shares at the 2009 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on October 15, 2009, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.
     JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2009 Annual General Meeting of Shareholders, there may be nothing you can do.
     If you prefer a hard copy of the proxy materials, you may request one by calling the JPMorgan Service Center at 1-800-990-1135 or emailing jpmorgan.adr@wellsfargo.com. Alternatively, you may view or download the proxy materials online at http://www.linktone.com/corporate_governance/AGM.jsp. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a hard copy.
     Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on September 17, 2009 are entitled to vote at the 2009 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2009 Annual General Meeting of Shareholders.
FOR THE BOARD OF DIRECTORS
/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chairman and Chief Executive Officer
Beijing, China
September 23, 2009
YOUR VOTE IS IMPORTANT

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